

March 26, 2010

Via U.S. Mail and Facsimile (416) 362-2230

Mr. Alan S. Mayne
Chief Financial Officer
Harry Winston Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON
Canada M5W 4T9

      Re: **Harry Winston Diamond Corporation**
                Form 40-F for the Fiscal Year Ended January 31, 2009
                Filed April 23, 2009
                File No. 001-33838

Dear Mr. Mayne:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director